Hypo Real Estate
GROUP

SUPPL

Shareholding Disclosures

31.03.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - DWS Investment GmbH

WKN: 802 770
ISIN: DE 000 802 770 7

- Translation -

On 26 March 2008 Deutsche Bank AG, Frankfurt am Main, Germany, notified us of the following:

'We hereby inform you according to sections 21 para 1 and 24 WpHG in conjunction with section 32 para 2 InvG that on 20 March 2008 our subsidiary DWS Investment GmbH, 60327 Frankfurt, Germany, has fallen below the threshold of 3 % in voting rights in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany and now amount to 2.93 % (corresponds to 5,895,000 voting rights).'

Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

[redacted]

08001667

dw 4/3

END